July 8, 2019

Nancy Lipson
Executive Vice President and General Counsel
Newmont Goldcorp Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

       Re: Newmont Goldcorp Corporation
           Registration Statement on Form S-4
           Filed June 28, 2019
           File No. 333-232446

Dear Mr. Lipson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    David M. Johansen